Exhibit A-9(i)

ARTICLES OF ORGANIZATION
OF
ENTERGY LOUISIANA PROPERTIES, LLC

ARTICLE 1

The name of this limited liability company (sometimes hereinafter referred to as the "Company") is and shall be Entergy Louisiana Properties, LLC.

ARTICLE 2

The Company shall have perpetual existence.

ARTICLE 3

The Company is being organized pursuant to a plan of merger. Articles of Merger for the Company are being filed with the Secretary of State of Texas with these Articles of Organization.

ARTICLE 4

The objects and purposes of this Company and for which the Company is organized are stated and declared to be to engage in any lawful activity for which limited liability companies may be formed under the Texas Limited Liability Company Act (the "Act").

ARTICLE 5

The street address of the Company's initial registered office is 10055 Grogans Mill Road, Parkwood II Building, Suite 500, The Woodlands, Texas 77380-1048, and the name of its initial registered agent at that address is Reginald G. Rice.

ARTICLE 6

The Company shall be managed under the authority of managers, each of whom shall be called a "Director" for all purposes, who together shall constitute the Company's "Board of Directors".

The number of Directors constituting the initial managers who are to serve until the first annual meeting of members or until their successors be elected and qualified is four.

The names and addresses of the initial Directors are:

NAME	ADDRESS

E. Renae Conley	4809 Jefferson Highway Jefferson, Louisiana 70121-3126

Leo P. Denault	639 Loyola Avenue, 28th Floor New Orleans, Louisiana 70113-3125

Mark T. Savoff	639 Loyola Avenue, 28th Floor New Orleans, Louisiana 70113-3125

Richard J. Smith	639 Loyola Avenue, 28th Floor New Orleans, Louisiana 70113-3125

The Directors shall not be agents of the Company for the purpose of its business pursuant to Section C of Article 2.21 of the Act and shall not individually have the authority to act for the Company or otherwise bind the Company. All such authority to act for the Company or otherwise bind the Company shall be vested in the Company's President and other officers as provided in the Company's Regulations.

ARTICLE 7

For the regulation of the business and for the conduct of the affairs of the Company, further provision is made as follows:

(a) Each member's and each Director's liability shall be limited as described in Article 4.03 of the Act.

(b) Each Director owes to the Company a duty of loyalty and a duty of due care. A Director shall not otherwise be liable as a fiduciary or trustee to the Company or any member. No Director shall be liable to the Company or its members for monetary damages for an act or omission occurring in the Director's capacity as a manager, except to the extent the laws of the State of Texas provide that a manager's liability may not be eliminated or limited. Any repeal or amendment of this paragraph that increases the liability of a Director shall be prospective only and shall not adversely affect any limitation on the personal liability of a Director of the Company existing at the time of such repeal or amendment.

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The undersigned organizer signs these Articles of Organization subject to the penalty imposed by Article 9.02 of the Act for the submission of a false or fraudulent document.

/s/ Mark G. Otts
Mark G. Otts
Organizer